
EVERSTRONG
MOBILE APP FOR BUILDING EMOTIONAL INTELLIGENCE

"

Emotional Intelligence (n) the capacity to be aware of, control, and express one's emotions, and to handle interpersonal relationships judiciously and empathetically.

Dictionary.com

Emotional intelligence is the key to both personal and professional success.

PROBLEM

Getting through the day requires emotional strength.

Almost 50% of U.S. adults reported that their mental health has been negatively impacted by the pandemic.

1 in 5 adults experience mental health conditions such as anxiety and depression.

Reaching out for help can be costly and intimidating.

KFF, The Implications of COVID-19 for Mental Health and Substance Use, April 2020
NAMI, Mental health by the numbers, April 2020



Photo by
cottonbro from Pexels

SOLUTION

Strengthen emotions and emotional intelligence skills
to handle the ups and downs of daily life



Builds Awareness

Focusing and staying on task can address feelings of anxiety and depression.

Individual Effort

Improving connections with others often requires personal work done at a unique pace.

Fast and Convenient Help

Immediate access to random, light, fun, quick exercises to proven clinical and ancient techniques.

Long-Term Change

Short, focused, repeated actions can help improve self-awareness and emotional strength over time.

EVERSTRONG APP


5:07
Goals
What do you want to work on today?
Break Time
Build Confidence
Master Emotions
Self Awareness
Improve Relationships
Ease Stress
Stay Focused

15 clinically curated exercises are **randomly** presented per goal. They were developed using science and ancient therapy and wellness techniques.


7:04
State how you're feeling
Scroll, select, then press Done
Angry
Hopeful
Overwhelmed
Sad
Anxious
Happy

Customers can compare how they felt before and after completing an exercise, get immediate feedback and track their results.


4:53
Exercise
Neck Stretch
While sitting still or standing tall, lean your neck to the left, then to the right, then to the back, then to the front. Hold each position for 5 seconds.
Press Done when finished
Suggested Time: 30 Seconds
Location: anywhere
Done

Example: While sitting still or standing tall, lean your neck to the left, then to the right, then to the back, then to the front. Hold each position for 5 seconds.


12:21
App Store
Your Progress
Choose Goal
All
Recent
Last Week
By Month
04/19/2020 11:47 PM
Neck Stretch
Break Time
Before exercise: Indifferent
After exercise: Excited
Repeat Exercise
04/17/2020 8:28 PM
Repetition
Build Confidence
Before exercise: Indifferent
After exercise: Excited
Repeat Exercise
04/17/2020 8:27 PM
Hug Yourself
Break Time
Before exercise: Indifferent

Over time, usage data is provided to show progress and allow for reviewing historical data and accessing previously completed exercises.

MARKET SIZE

Global Market Values for 2020 **BEFORE** the COVID-19 pandemic

$50B

mHealth is the practice of using smartphones to keep track of one's wellbeing.

Mobile Health (mHealth)

$10B

Learning to relax in now part of well-being in the form of mobile apps.

Self Care

$2B

Technology that promotes positive sense of wellbeing in response to critical levels of stressors and challenges.

Mental Wellness

Source: Grand View Research, mHealth Apps Market Size, June 2019; App Annie, 2019; Space Technologies, Apr 2018; Mobile Action, 2020; AppTweak, Conversion Rate, March 2019

BUSINESS MODEL

Subscription Model for EverStrong mobile app (iOS + Android)

2-week free trial | $9.99/month | $99.99/year

141 → **38%** → **1.5K**

CURRENT NUMBER OF SUBSCRIBERS

Subscriptions begin after a 2-week trial period

COMPOUND MONTHLY GROWTH RATE

Calculated from 4 months since the app was launched

SUBSCRIBERS AT THE END OF 2020

Projected number of paying subscribers

Numbers are based on organic growth **BEFORE** Marketing efforts

Forward-looking figures cannot be guaranteed.

COMPETITIVE LANDSCAPE


Clinical Mental Health
Meditation
Higher cost and time
Lower cost and time
KAISER PERMANENTE
Largest Provider
Ginger.io
talkspace
SANVELLO
EverStrong
Welltok.
Optimizing Health, Maximizing Rewards.
IBM Watson
SEARCH INSIDE YOURSELF
LEADERSHIP INSTITUTE
Google
THRIVE GLOBAL
Calm
Largest Competitor:
currently valued at $1B
HEADSPACE

COMPETITIVE ADVANTAGE

EverStrong

In-between therapy and meditation

All competitors focus on mental health or on meditation. EverStrong focuses on repetitive self-reflection to focus thinking.

Dynamic Offerings

EverStrong is designed to replace, update and present exercises based on usage analytics. Customer never knows what exercises will be presented.

Variable Subject Matter Experts

Multiple exercise content providers are utilized and replaced as exercise usage data reveals which exercises are received well by customers.

Trademarked. Patent Pending: Assessing emotional state based on performing recommended actions.

GO TO MARKET PLAN

Pay-Per-Click

- Facebook, Google, Pinterest
- Monitor Cost Per Visitor, Download and Install
- Cost Per Download is $5 at the beginning, $2 at the end
- Break even in 3 months

Content Marketing / SM / PR

- Copywriting for various social media outlets, blogs, flipbooks
- Focus on posts, videos and influencers to build awareness
- Press releases for promotions

App Store Optimization

- Apple PPC Marketing
- Google PPC Marketing
- Build up in-house expertise of services and tools
- Monitor churn of app subscriptions

ROADMAP

2019 — iOS and Android App

- Launched go-to-market mobile apps
- Filed trademarks
- Converted to Delaware C-Corp
- Filed provisional patent application: Assessing emotional state based on performing recommended actions

2020 ($500K) — B2B – Application (Small Business)

- Launch MVP for small organization
- Ramp-up Business Development
- Conduct research for large businesses (enterprise-level)

2021 ($900K) — B2B – Application (Large Business)

- Launch MVP for large organization
- Build in-house team of employees
- Conduct research for voice and smart watch technology

2022 ($800K) — Integrated Voice & Technology

- Launch MVP, Amazon Alexa and Google Nest
- Integrate technology with existing devices (smart watch
- Conduct research for corporations, hospitals and government

2023 ($1.5M) — B2B – Corporations and Government

- Launch MVP, Veterans Administration, First Responders, Hospitals
- Refine all products based on customer and market feedback

Forward-looking figures cannot be guaranteed.

REVENUE PROJECTIONS


$7.5M
$6M
$4.5M
$3M
$1.5M
0
iOS and Android app
B2B Application- Small Business
B2B Application- Large Business
Integrated Voice & Technology
Corporations & Government
2019
2020
2021
2022
2023
Break Even

Forward-looking figures cannot be guaranteed.

USE OF FUNDS


Current Raise
$250K

42.5%
Marketing Efforts and Analytics
Pay-Per-Click, Content Marketing, App Store Optimization

15%
Update Current Features
Create additional exercises and add features based on customer feedback

15%
Research for B2B Application
Begin research to determine, pain points and requirements

7.5%
Fees for Equity Crowdfunding
Standard fees for using the WeFunder platform

20%
Build B2B Application
After securing a client, begin developing MVP for client application

LEADERSHIP TEAM



CareFusion
Thermo Fisher Scientific
Cigna
Fidelity Investments
TJX Companies
Compaq/DIGITAL

SIBYL BADUGU
CEO



Scripps
ResMed
Plantronics
Alpine
Dick's Sporting Goods

RAJ SANGHVI
ENGINEERING



Intuit TurboTax
ProFlowers
RealAge
Pathway Genomics

CHRIS D'EON
MARKETING



US Navy:
IT Operations
IT Management
Project Management
Budget Management
Personnel Management

JOHN NGHIEM
OPERATIONS



Xerox
Kinko's
To Go Brands
The Perfect Workout
ReMarkable

RANDY GERSON
SALES



Health and Human Services, Behavioral Health
Pathways Community
San Diego Youth & Community Services

MARIA MORGAN
CLINICAL

CONTACT US

WWW.EVERSTRONGAPP.COM

ADDRESS

6965 El Camino Real #105-646
Carlsbad, CA
United States

E-MAIL

info@everstrongapp.com

TELEPHONE

+1.800.936.4972

WEBSITE

www.everstrongapp.com